Exhibit 99.1

Press Release

GreenPower Announces Preferred Share

Financing for up to $18 Million

Los Angeles, California, November 14, 2025 – GreenPower Motor Company Inc. (NASDAQ: GP) (“GreenPower” or the “Company”), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced it has entered into a Securities Purchase Agreement (the “Agreement”) for the issuance of up to US$18 million of Series A Convertible Preferred Shares (the “Financing”) through a facility with an institutional investor.

Pursuant to the Financing, the Company has issued the initial tranche of (i) 754 Series A Convertible Preferred Shares pursuant to an effective shelf registration statement (the “Public Offering”) and (ii) 425 Series A Convertible Preferred Shares in a concurrent private placement with a total stated value of $1,179,000 and purchase price of $1,120,050 with a follow-on tranche of 926 Series A Convertible Preferred Shares with a stated value of $926,000 and purchase price of $879,700 pursuant to a registration statement to be filed at a later date. The institutional investor has the right to acquire and the Company has the right to issue additional Series A Convertible Preferred Shares in tranches of up to $2 million, subject to certain terms and conditions, to a total of up to US$16 million. The Series A Convertible Preferred Shares have a dividend rate of 9% per annum and each Series A Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series A Convertible Preferred Share and are convertible at the 125% of the closing price of GreenPower’s common shares on NASDAQ on the day prior to issuance of the Series A Convertible Preferred Shares, subject to adjustment as provided for in the rights and restrictions of the Series A Convertible Preferred Shares.

The Public Offering was made pursuant to a shelf registration statement on Form F-3 (File No. 333-276209), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2023 and declared effective on February 2, 2024. The prospectus supplement relating to the Public Offering and forming a part of the effective registration statement was filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained from the Company, #240 – 209 Carrall Street, Vancouver, British Columbia V6B 2J2, Canada.

The Company will pay a cash placement fee equal to 5% of the cash proceeds raised in the Offering to Digital Offering LLC (“Digital Offering”) pursuant to an engagement letter dated October 29, 2025 between the Company and Digital Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

fraser@greenpowermotor.com

Michael Sieffert, CFO

Michael.Sieffert@greenpowermotor.com

Brendan Riley, President

Brendan@greenpowermotor.com

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower’s business and operations and the environment in which it operates, which are based on GreenPower’s operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “upon”, “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, such as whether the Company will continue to optimize its operations and focus on initiatives that drive sustainable growth, or whether the Company will continue to meet all of the requirements to maintain its Nasdaq exchange listing. A number of important factors including those set forth in other public filings could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.